UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Immunome, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45257U108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5 Pages

CUSIP NO. 45257U108

1.	Names of Reporting Persons Michael Rapoport
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,181,575 shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1,181,575 shares
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,181,575 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 9.6%
12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 3 of 5 Pages

CUSIP NO. 45257U108

Item1.(a)	Name of Issuer:

Immunome, Inc.

Item 1.(b)	Address of Issuer's Principal Executive Offices:

665 Stockton Drive, Suite 300

Exton, PA 19341

Item 2.(a)	Name of Person Filing:

Michael Rapoport

Item 2.(b)	Address of Principal Business Office or, if none, Residence:

265 Sandpiper Drive

Palm Beach, FL 33480

Item 2.(c)	Citizenship:

United States of America

Item 2.(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2.(e)	CUSIP Number:

45257U108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Schedule 13G	Page 4 of 5 Pages

CUSIP NO. 45257U108

Item 4.	Ownership.

(a)     Amount Beneficially Owned as of December 31, 2021: 1,181,575 shares (1)

(b)     Percent of Class: 9.6% (2)

(c)     Number of shares as to which such person has:

(i)         Sole power to vote or to direct the vote: 1,181,575 (1)

(ii)        Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 1,181,575 (1)

(iv)       Shared power to dispose or to direct the disposition of: 0

(1) Includes 172,967 shares issuable pursuant to outstanding warrants and options which are currently exercisable or which first become exercisable within 60 days.

(2) The percentage of ownership reported in this Schedule 13G is based upon 12,100,387 shares of common stock of the issuer outstanding as reported in the issuer’s Form 10-Q filed with the SEC on November 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Schedule 13G	Page 5 of 5 Pages

CUSIP NO. 45257U108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2022	/s/ Michael Rapoport
Michael Rapoport